U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  AMENDMENT NO.1

                                       to

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                                 BisAssist, Inc.
                                 ---------------
              (Exact name of registrant as specified in itscharter)


Nevada                         000-31441                              33-0921357
------                         ---------                              ----------
(State or other           (Commission File Number)              (I.R.S. Employer
jurisdiction of                                              Identification No.)
incorporation or
organization)


1353 Middleton Dr., Suite 2000, Cedar Hill, Texas                          75104
-------------------------------------------------                          -----
(Address of principal executive offices)                              (Zip Code)


                     Issuer's telephone number: 972.293.1115
                                                ------------


                                    MYG Corp.
                                    ---------
                          23 Corporate Plaza, Suite 180
                          -----------------------------
                         Newport Beach, California 92663
                         -------------------------------
                         (Former name or former address)




Securities to be registered under Section 12(b) of the Act:


  Title of Each Class                        Name of Each Exchange on which
  to be so Registered:                       Each Class is to be Registered:
  --------------------                       -------------------------------

          None                                            None
          ----                                            ----


Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001                  Preferred Stock, Par value $.001
-----------------------------                  --------------------------------
(Title of Class)                                    (Title of Class)



                                   Copies to:

                              Thomas E. Stepp, Jr.
                                 Stepp Law Group
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010



                                   Page 1 of 4

                                 BisAssist, Inc.
                              a Nevada corporation

         Index to Registration Statement on Form 10-SB, Amendment No. 1

Item Number and Caption                                            Page
-----------------------                                           ------

PART F/S

Financial Statements                                         F-1 through F-8

         Signatures                                                  4

                                    PART F/S


Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement.

(a)  Index to Financial Statements.                                       Page
-----------------------------------                                       ------
1        Independent Auditor's Report                                        F-1

2        Audited Balance Sheet                                               F-2
         as of July 6, 2000.

3        Audited Statement of Operations                                     F-3
         for the Initial Period Ended July 6, 2000

4        Audited Statements of Stockholders'                                 F-4
         Deficiency for the Initial Period Ended July 6, 2000

5        Audited Statements of Cash Flows                                    F-5
         for the Initial Period Ended July 6, 2000

6        Notes to Financial Statements                           F-6 through F-8

                                    MYG CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                  JULY 6, 2000





                          INDEPENDENT AUDITORS' REPORT




TO THE BOARD OF DIRECTORS OF MYG CORP.:

We have audited the accompanying balance sheet of MYG Corp. (A Development Stage Company) as of July 6, 2000 and the related statements of operations, stockholder's equity and cash flows for the initial period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MYG Corp. as of July 6, 2000 and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.




                                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                                    Certified Public Accountants

New York, New York
July 6, 2000

                                    MYG CORP.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                  JULY 6, 2000






     ASSETS                                                        $          -
                                                                              -
                                                                ===============

     LIABILITIES AND STOCKHOLDER'S EQUITY
          Liabilities                                              $          -
                                                                ---------------

     STOCKHOLDER'S EQUITY
     Preferred Stock, $0.001 par value;
         10,000,000 shares authorized,
         no shares issued and outstanding                                     -
     Common Stock, $0.001 par value;
         50,000,000 shares authorized,
         6,000,000 shares issued and outstanding
                                                                          6,000
     Deficit accumulated during
        the development stage                                            (6,000)
                                                                ---------------
        Total stockholder's equity

                                                                              -
                                                                ---------------

            Total liabilities and stockholder's equity             $          -
                                                                ===============
















The accompanying notes are an integral part of these financial statements.

                                    MYG CORP.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                        INITIAL PERIOD ENDED JULY 6, 2000







     Revenue                                                       $          -

     General and administrative expenses                                  6,000
                                                                 ---------------

     Loss from operations before provision for income taxes              (6,000)

     Provision for income taxes                                               -
                                                                 ---------------

     Net loss                                                      $     (6,000)
                                                                 ===============

     Net loss per share - basic and diluted                        $          -
                                                                 ===============

     Weighted average number of common shares
      outstanding                                                     6,000,000
                                                                 ===============
















The accompanying notes are an integral part of these financial statements.

                                    MYG CORP.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDER'S EQUITY
                        INITIAL PERIOD ENDED JULY 6, 2000


                                                                                        Deficit
                                                                                       Accumulated
                                                                                       During the
                                                              Common Stock            Development
                                                          Shares         Amount          Stage          Total
                                                      -------------- --------------  --------------- ------------
Balance, July 6, 2000                                                   $       -       $        -     $       -

Issuance of shares for services - July 6, 2000           6,000,000          6,000                          6,000

Net loss                                                         -              -           (6,000)       (6,000)
                                                      -------------- --------------  --------------- ------------

Balance, July 6, 2000                                    6,000,000      $   6,000       $   (6,000)    $       -
                                                      ============== ==============  =============== ============














The accompanying notes are an integral part of these financial statements.

                                    MYG CORP.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                        INITIAL PERIOD ENDED JULY 6, 2000





     CASH FLOWS FROM OPERATING ACTIVITIES
          Net loss                                               $       (6,000)
          Stock issued for services                                       6,000
                                                                 ---------------
     NET CASH USED IN OPERATING ACTIVITIES                                    -


     CASH AND CASH EQUIVALENTS - July 6, 2000                                 -
                                                                 ---------------

     CASH AND CASH EQUIVALENTS -July 6, 2000                     $            -
                                                                 ===============



     SUPPLEMENTAL INFORMATION:
         During the initial period ended July 6, 2000, the Company paid no cash for interest or income taxes.




















The accompanying notes are an integral part of these financial statements.

                                    MYG CORP.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JULY 6, 2000



NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                    Nature of Operations
                    --------------------
                    MYG Corp. (the "Company") is currently a development-stage company under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") NO. 7. The Company was incorporated under the laws of the state of Nevada on July 6, 2000.

                    Use of Estimates
                    ----------------
                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                    Cash and Cash Equivalents
                    -------------------------
                    The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

                    Income Taxes
                    ------------
                    Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

                    Earnings Per Share
                    ------------------
                    The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share", which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share ("DEPS"). The computation of BEPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the period. The computation of DEPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of July 6, 2000, the Company has no securities that would effect loss per share if they were to be dilutive.

                    Comprehensive Income
                    --------------------
                    SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and therefore has not presented a statement of comprehensive income.

                                    MYG CORP.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JULY 6, 2000



NOTE 2 -          INCOME TAXES

                    The components of the provision for income taxes for the initial period ended July 6, 2000 are as follows:

                     Current Tax Expense
                         U.S. Federal                              $          -
                         State and Local                                      -
                                                                  --------------
                     Total Current                                            -
                                                                  --------------

                     Deferred Tax Expense
                         U.S. Federal                                         -
                         State and Local                                      -
                                                                  --------------
                     Total Deferred                                           -
                                                                  --------------

                     Total Tax Provision (Benefit) from
                      Continuing Operations                        $          -
                                                                  ==============

                    The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

                    Federal Income Tax Rate                              34.0%
                    Effect of Valuation Allowance                       (34.0)%
                                                                    -----------
                    Effective Income Tax Rate                             0.0%
                                                                    ===========

                    At July 6, 2000, the Company had net carryforward losses of $6,000. Because of the current uncertainty of realizing the benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

                    Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of July 6, 2000 are as follows:

                    Deferred Tax Assets
                     Loss Carryforwards                              $    2,000

                     Less:  Valuation Allowance                          (2,000)
                                                                     -----------
                     Net Deferred Tax Assets                         $         -
                                                                     ===========

                    Net operating loss carryforwards expire in 2020.

                                    MYG CORP.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JULY 6, 2000



NOTE 3 -     COMMON STOCK

             On July 6, 2000, the Company issued 6,000,000 shares of common stock for services valued at $6,000.

                                   SIGNATURES

Pursuant to the provisions of Section 12 of the Securities Exchange Act of 1934, we have duly caused this Registration Statement on Form 10-SB to be signed on our behalf by the undersigned.

                                   BisAssist, Inc., a Nevada corporation


DATED:  May 22, 2001       By:      /s/ Calvin K. Mees
                                    --------------------------------------------
                                             Calvin K. Mees, President